The DMS Funds

Leesport, PA

December 13, 2013

Securities and Exchange Commission

EDGAR Filing

Re:  The DMS Funds – Thailand Select 33 Index
ICA File 811-22706

Ladies and Gentlemen:

The above Fund filed an amendment under Rule 485(a) on December 6, 2013, covering the Thailand Select 33 Index Fund, both Class A and Class I.  We understand that all comments raised by the Staff have now been addressed.  Accordingly, we respectfully request that the 485A filing made on December 6, 2013 for the DMS Thailand Select 33 Index Fund, both Class A and I shares, be declared effective by the Commission on Tuesday, December 17, 2013, or as soon as practicable.  Thank you very much.

DMS Poland Large Cap Fund

ss//Peter R. Kohli, Chairman//

Arbor Court Capital, LLC

Cleveland, Ohio

December 13, 2013

Securities and Exchange Commission

EDGAR Filing

Re:  The DMS Funds – Thailand Select 33 Index
ICA File 811-22706

Ladies and Gentlemen:

We are the underwriter for the above Fund.  The Fund filed an amendment under Rule 485(a) on December 6, 2013.  We understand that all comments raised by the Staff have been addressed by the Fund.  Accordingly, we respectfully request that the filing for the DMS Thailand Select 33 Index Fund, both Class A and I shares, be declared effective by the Commission on Tuesday, December 17, 2013, or as soon as practicable.  Thank you very much.

Arbor Court Capital, LLC

By:  ss//Gregory Getts, CFO//

STEVENS & LEE

LAWYERS & CONSULTANTS

111 N. Sixth Street
Reading, PA  19601
(610) 478-2000 Fax (610) 376-5610
www.stevenslee.com

Direct Dial:

(610) 478-2167

                                                                                                                    Email:           tfd@stevenslee.com

Direct Fax:

(610) 988-0828

December 13, 2013

Securities and Exchange Commission

EDGAR Filing

Re:  The DMS Funds
ICA File 811-22706

Ladies and Gentlemen:

We are counsel to the above referenced investment company.  The DMS Funds filed a 485A amendment on December 6, 2013 to respond to comments of the Staff relating to the DMS Thailand Select 33 Index Fund.  We have been advised by the Staff that the changes made, and other commitments made in our letter of December 6, 2013, have been deemed acceptable.  Accordingly, on behalf of the Fund, we hereby request acceleration of the 485A filing made on December 6, 2013, to December 17, 2013.  Thank you very much.

Very truly yours,

STEVENS & LEE

/s/ Timothy F. Demers/

Timothy F. Demers